787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 4, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Utility Trust (Securities Act File No. 333-236449, Investment Company Act File No. 811-09243) Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Utility Trust (the “Fund”), please find responses to telephonic comments provided by David Orlic of the staff (“Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) on May 4, 2020 regarding the letter filed with the Commission on April 15, 2020 responding to the Staff’s comments (the “Response Letter”) on the filing of the registration statement on Form N-2 (“Registration Statement”) filed by the Fund on February 14, 2020.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment. The Fund anticipates filing these additional changes in a pre-effective amendment (the “Amendment”) to the Registration Statement, pending any additional comments from the Staff. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page numbers are those of the Registration Statement.

General

(1)      Comment:      In the prospectus supplement for subscription rights to acquire common shares, please revise the disclosure under the subheading “Description of the Rights Offering—Foreign Restrictions” to conform to the disclosure provided in the response to Comment 3 in the comment response letter filed on October 2, 2018 by Skadden, Arps, Slate, Meagher & Flom LLP responding to the Staff’s comments to the registration statement on Form N-2 filed by The Gabelli Global Utility & Income Trust

NEW YORK  WASHINGTON  HOUSTON  PALO ALTO  SAN FRANCISCO  CHICAGO  PARIS  LONDON  FRANKFURT  BRUSSELS  MILAN   ROME

Securities and Exchange Commission

August 4, 2020

(https://www.sec.gov/Archives/edgar/data/1282957/000119312518290753/filename1.htm) (the “Second GLU Comment Response Letter”).

Response:      The Fund will replace the disclosure under the subheading “Description of the Rights Offering—Foreign Restrictions” with the following disclosure from the response to Comment 3 in the Second GLU Response Letter, with the modifications indicated below:

Subscription Certificates will not be mailed to Record Date Shareholders whose addresses are outside the United States (for these purposes, the United States includes the District of Columbia and the territories and possessions of the United States) (the “Foreign Shareholders”). The Rights Agent, unless prohibited by local law, will send a letter via regular mail to Foreign Shareholders who own Common Shares directly (“Direct Foreign Shareholders”), as opposed to in “street name” with a broker or other financial intermediary, to notify them of the Rights offering. Direct Foreign Shareholders who wish to exercise their Rights should contact the Fund, as described above under “Inquiries,” to facilitate the exercise of such Rights and for instructions or any other special requirements that may apply in order for such Direct Foreign Shareholder to exercise its Rights. Direct Foreign Shareholders who wish to sell their Rights should contact the Rights Agent and follow the procedures described above under “Sales by Rights Agent.” Direct Foreign Shareholders are encouraged to contact the Fund or the Rights Agent as far in advance of the Expiration Date as possible to ensure adequate time for their Rights to be exercised or sold. Foreign Shareholders who own Common Shares in “street name” through a broker or other financial intermediary should contact such broker or other financial intermediary with respect to any exercise or sale of Rights.

(2)      Comment:      Please provide the Staff with a form of the legal opinion required by Item 25(2)(l) of Form N-2 prior to requesting effectiveness.

Response:      The Fund provided a draft of the legal opinion to the Staff via email on July 10, 2020 and will file the final legal opinion with the Amendment.

(3)      Comment:      Please modify the proposed disclosure in the response to Comment 7 in the Response Letter as follows:

Because the management fees are based on a percentage of average weekly net assets that includes assets attributable to the Fund’s use of leverage in the form of preferred shares, money borrowed or notes issued, the Investment Adviser may have a conflict of interest in the input it provides to the Board regarding whether to use or increase the Fund’s use of such leverage because leverage may have the effect of increasing the Investment Adviser’s compensation. The Board bases its decision, with

Securities and Exchange Commission

August 4, 2020

input from the Investment Adviser, regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund, and the Board seeks to manage the Investment Adviser’s potential conflict of interest by retaining the final decision on these matters and by periodically reviewing the Fund’s performance and use of leverage.

Response:      The requested change to this proposed disclosure will be included in the Amendment.

(4)      Comment:      The Staff reissues Comment 9 in the Response Letter: In the fee table on page 12, rather than indicating “None” in the line item of the fee table for “Dividend Reinvestment Plan Fees,” please revise such line item to include the fee information in footnote (2) to the fee table.

Response:      The requested change will be made in the Amendment.

(5)      Comment:      Please modify the proposed disclosure in the response to Comment 11 in the Response Letter to summarize the Fund’s investment restrictions, rather than simply categorizing them.

Response:      The Fund will add the following as the third sentence of the subsection entitled “Investment Objective and Policies—Investment Restrictions” on page 27:

These investment restrictions prohibit the Fund from: (1) concentrating its investments (i.e., investing more than 25% of the Fund’s total assets) in securities of issuers in any industry other than the Utility Industry; (2) purchasing or selling commodities or commodity contracts, except that the Fund may purchase or sell futures contracts and related options thereon if certain conditions are met, and purchasing or selling sell real estate, provided that the Fund may invest in securities secured by real estate or interests therein or issued by companies which invest in real estate or interests therein; (3) making loans of money, except by the purchase of a portion of private or publicly distributed debt obligations or the entering into of repurchase agreements, and the Fund reserves the authority to make loans of its portfolio securities to financial intermediaries in an aggregate amount not exceeding 20% of its total assets; (4) borrowing money, except to the extent permitted by applicable law; (5) issuing senior securities, except to the extent permitted by applicable law; and (6) underwriting securities of other issuers except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in selling portfolio securities.

(6)      Comment:      Please modify the proposed disclosure in response to Comment 15 in the Response Letter to include disclosure regarding the impact, if any, the transition to one or more of the

Securities and Exchange Commission

August 4, 2020

reference rates proposed as an alternative to LIBOR could have on the liquidity and value of the Fund’s Series B Preferred.

Response:      The Fund will revise the fourth paragraph in the aforementioned subsection as follows:

Distributions on the Series B Preferred accumulate at a variable maximum rate based on short term rates. At present, the maximum rate is equal to 150% of the applicable LIBOR rate determined on each calculation date. Prior to the failing of auctions for the Fund’s Series B Preferred, these securities paid dividends set at a weekly auction. The UK Financial Conduct Authority plans to phase out the use of LIBOR by the end of 2021, and the Federal Reserve Bank of New York has published three rates to serve as alternatives to LIBOR. Currently, no definitive determination has been made regarding a replacement rate to be used in the calculation of the variable maximum rate at which distributions on the Series B Preferred accumulate after LIBOR is discontinued. The impact, if any, of utilizing any of these LIBOR replacement rates in such calculation on the liquidity and value of the Series B Preferred is uncertain and difficult to predict. The liquidation preference of the Series B Preferred is $25,000 per share plus accumulated but unpaid dividends (whether or not earned or declared) through the date of redemption. The Fund generally may redeem the outstanding Series B Preferred, in whole or in part, at any time other than during a non-call period. The Series B Preferred is not traded on any public exchange.

(7)      Comment:      Please include in any definitive prospectus supplement for an offering of preferred shares filed by the Fund a description of how the “Basic Maintenance Amount” is calculated under the governing documents for the preferred shares, as well as any other diversification, concentration or other requirements imposed by the Moody’s and Fitch guidelines.

Response:      The Fund confirms that it will include the aforementioned disclosure in any definitive prospectus supplement for an offering of preferred shares filed by the Fund.

(8)      Comment:      Please modify the propose disclosure in response to Comment 17 in the Response Letter as follows:

The foregoing voting requirements and other anti-takeover provisions, which have been considered and determined to be in the best interests of shareholders by the Board, are greater than applicable minimum voting requirements imposed by the 1940 Act and applicable Delaware law.

Response:      The requested change to this proposed disclosure will be included in the Amendment.

Securities and Exchange Commission

August 4, 2020

(9)      Comment:      With respect to the disclosure referenced in Comment 29 in the Response Letter (“Prior to the expiration of the Rights offering, the Dealer Manager may independently offer for sale Rights or Common Shares to be acquired by it through purchasing and exercising Rights, at prices it sets.”), please explain what is meant by the word “independently” and what kind of specific activities by the Dealer Manager with respect to the Fund’s common shares are being contemplated in connection with the offering.

Response:      The Fund has updated the disclosure to remove the reference to the Dealer Manager acting independently to offer or sell Rights or Common Shares and revised the disclosure as follows to describe the activities of the Dealer Manager in respect of a Rights offering:

During the period the Rights are issued and outstanding, the Dealer Manager may facilitate the trading market for Rights and the placement of Common Shares pursuant to the exercise of Rights, including by facilitating the sale of Rights by shareholders who do not wish to exercise their Rights. The Dealer Manager may act on behalf of its clients to purchase or sell Rights in the open market and may receive commissions from its clients for such services. The Dealer Manager may also interact with brokers and dealers soliciting the exercise of Rights. Prior to the expiration of the Rights offering, the Dealer Manager may purchase or exercise Rights at prices determined at the time of such exercise and generally conduct other activities associated with the duties of a Dealer Manager in a rights offering. The Dealer Manager is not required to purchase Rights as principal for its own account in order to seek to facilitate the trading market for Rights or otherwise. ~~Prior to the expiration of the Rights offering, the Dealer Manager may independently offer for sale Rights or Common Shares to be acquired by it through purchasing and exercising Rights, at prices it sets. Gains or losses may be realized by the Dealer Manager through the purchase and exercise of Rights or purchase and sale of Common Shares. Such activity is intended by the Dealer Manager to facilitate the Rights offering and any such gains or losses are not expected to be material to the Dealer Manager.~~

(10)    Comment:      Please modify the proposed disclosure in the response to Comment 30 in the Response Letter to delete the following sentence if deemed unnecessary or revise it to conform more closely to Release No. IC-10666: “From the outset of the transaction, in accordance with 1940 Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979), for reverse repurchase agreements, the Fund will segregate the full amount of the Fund’s actual or potential cash payment obligations that the Fund will owe at settlement.”

Response:      The Fund will make the following changes to the proposed disclosure in the Amendment:

Securities and Exchange Commission

August 4, 2020

With respect to investment restriction (4), the 1940 Act permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets for any purpose, and to borrow up to 5% of the Fund’s total assets for temporary purposes. The Fund’s total assets include the amounts being borrowed. To limit the risks attendant to borrowing, the 1940 Act requires the Fund to have an “asset coverage” of at least 300% of the amount of its borrowings at the time the borrowing is incurred. Asset coverage means the ratio that the value of the Fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments, such as derivatives ~~reverse repurchase agreements~~, may be considered to be borrowings or involve leverage and thus are subject to the 1940 Act restrictions. In accordance with 1940 Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979) and other SEC staff guidance and interpretations, when the Fund engages in certain such transactions the Fund, instead of maintaining asset coverage of at least 300%, may segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to the Fund’s exposure to the transaction (as calculated pursuant to requirements of the SEC and SEC staff guidance and interpretations). ~~From the outset of the transaction, in accordance with 1940 Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979), for reverse repurchase agreements, the Fund will segregate the full amount of the Fund’s actual or potential cash payment obligations that the Fund will owe at settlement.~~ The investment restriction in (5) above will be interpreted to permit the Fund to (a) engage in trading practices and investments that may be considered to be borrowing or to involve leverage to the extent permitted by the 1940 Act, (b) segregate or earmark liquid assets or enter into offsetting positions in accordance with SEC staff guidance and interpretations, (c) engage in securities lending in accordance with SEC staff guidance and interpretations and (d) settle securities transactions within the ordinary settlement cycle for such transactions.

With respect to investment restriction (5), under the 1940 Act, the Fund may issue senior securities (which may be stock, such as preferred shares, and/or securities representing debt, such as notes) only if immediately after such issuance the value of the Fund’s total assets, less certain ordinary course liabilities, exceeds 300% of the amount of the debt outstanding and exceeds 200% of the amount of preferred shares (measured by liquidation value) and debt outstanding, which is referred to as the “asset coverage” required by the 1940 Act. At any time the Fund has debt securities or preferred stock outstanding the Fund may be restricted from declaring cash distributions on, or repurchasing, common or preferred shares.

Securities and Exchange Commission

August 4, 2020

*    *    *    *

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8955.

Very truly yours,

/s/ Bissie K. Bonner

Bissie K. Bonner

cc:    Bruce N. Alpert, The Gabelli Utility Trust

John C. Ball, The Gabelli Utility Trust

Peter D. Goldstein, Esq., Gabelli Funds, LLC

Jay Spinola, Esq., Willkie Farr & Gallagher LLP